JOHN GREENE
                             P.O. BOX 10,000 #217
                         SILVERTHORNE, COLORADO  80495





July 16, 1998


Colorado Wyoming Reserve Co.
1801 Broadway, #600
Denver, Colorado  80202

Attn:  Michelle Hiller

Gentlemen:

Attached, please find my personal check in the amount of $12,000 for the purchase from the Company of common stock. It is my understanding that the number of shares of stock will later be determined and will be based upon the offering price per share of the Company's impending private placement offer. I further understand that the shares will carry a restrictive legend and are purchased for investment purposes.

Yours very truly,

/s/ John Greene

John Greene

Attach.

cc:   Faisal Chaudhary
      Kim Fuerst
      J. Samuel Butler
      F. Robert Tiddens